EX-3.1
                            Articles of Incorporation



                            ARTICLES OF INCORPORATION
                                       OF
                             CARSUNLIMITED.COM, INC.


     FIRST.  The  name  of  the  Company  shall  be  Carsunlimited.com,  Inc.


     SECOND. The registered agent and registered office located within the State Nevada is,

          Ms.  LaVonne  Frost
          711  S.  Carson  St.  Ste.  1
          Carson  City,  NV  89701


     THIRD. The purpose for which this corporation is formed is for the purpose of transacting any lawful or promoting or conducting any legitimate object or purpose, under and subject to the laws of the State of Nevada.


     FOURTH The stock of the corporation is divide into two classes: (1) Common Stock in the amount of Fifty Million (50,000,000) shares having par value of $0.001 each. No Preferred Stock shall be authorized. The Board of Directors shall have the authority by resolution or resolutions;(1) to divide any future authorized and issued Preferred Stock into more than one class of stock or more than one series of any class (2) to establish and fix the distinguishing designation of each such series and the number of shares thereof, which number, by like action of the Board directors, from time to, time thereafter, may be increased, except when otherwise provided by the Board of Directors in creating such series, or may be decreased, but not below the number of shares thereof then outstanding; and (3) within the limitations of applicable law of the State Nevada or as otherwise set forth in this Article, to fix and determine the relative voting powers, designations preferences, limitations restrictions and relative rights of the various classes or stock or series thereof and the qualifications, limitations or restrictions such rights of each series so established prior to the issuance thereof. There shall be no cumulative voting by shareholders.

     FIFTH. The corporation, by action of its directors and without action by its shareholders, may purchase its own shares in accordance with the provisions of the Nevada Revised Statutes. Such purchases may be nude either in the open market or at a public or private sale, in such manner and amounts, from such holder or holders of outstanding shares of the corporation and at such prices as the directors shall from time to determine.

     SIXTH. No holder of shares of the corporation of any class, as such, shall have any preemptive right to purchase or subscribe for shares of the corporation of any class., whether now or hereafter authorized.

     SEVENTH. The Board of Directors shall consist of no fewer than one member and no more than seven members. The initial Board of Directors will consist of the following. member(s) (with their address indicated) as follows:

Anthony  J.  Genova,  Jr.
16  Cleveland  Place
Glen  Cove,  NY  11542

EIGTH. No officer or director shall be personally liable to the corporation or its shareholders for money damages except as provided pursuant to the Nevada Revised Statutes.

NINTH. The name and address of the Incorporator of the corporation is as follows:

               Steven  Pollak
               Network  Marketing  Resources,  Inc.
               7410  SW  Oleson  Rd.,  Suite  #325
               Portland,  OR  97223

IN WITNESS WHERE OF these Articles of Incorporation are hereby executed this 28th day of February, 2000.



Carsunlimited.com,  Inc.



By:/S___________________
   ---------------------
          Steven  Pollak
          Incorporator